Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

March 8, 2010

Catalyst Paper announces expiration of the private exchange offer and consent solicitation related to its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced the expiration of the private exchange offer and consent solicitation (as amended and supplemented, the “Exchange Offer”) of Catalyst’s 11% Senior Secured Notes due December 15, 2016 (the “New Notes”) for its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”). The Exchange Offer expired in accordance with its terms at midnight on March 5, 2010.

Catalyst has been advised by the exchange agent for the Exchange Offer that, as of the expiration of the Exchange Offer, the aggregate principal amount of Old Notes that had been validly tendered (and not validly withdrawn) and for which related consents had been validly delivered (and not validly revoked) was U.S.$318,676,000, or 89.96% of the outstanding Old Notes.

The closing of the Exchange Offer is expected to take place on March 10, 2010, at which time U.S.$280,434,000 in aggregate principal amount of New Notes will be issued.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY. THIS RELEASE ALSO IS NOT A SOLICITATION OF CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURE.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372